Filed by Star Bulk Carriers Corp.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Eagle Bulk Shipping Inc.
Commission File No.: 001-33831

Star Bulk & Eagle Bulk Merger Conference Call Transcript December 11, 2023

Corporate Speakers:
●	Petros Pappas; Star Bulk; Chief Executive Officer; Director
●	Gary Vogel; Eagle Bulk; Chief Executive Officer, Director
●	Simos Spyrou; Star Bulk; Co-Chief Financial Officer
●	Hamish Norton; Star Bulk; President

Participants:
●	Christopher Robertson; Deutsche Bank; Analyst
●	Omar Nokta; Jefferies; Analyst
●	Nathan Ho; Bank of America; Analyst
●	Sherif Elmaghrabi; BTIG; Analyst
●	Liam Burke; B. Riley Financial; Analyst
●	Poe Fratt; AGP; Analyst

PRESENTATION

Operator: Hello and thank you for joining. Welcome to today’s conference call to discuss the all-stock merger of Star Bulk and Eagle Bulk Shipping. At this time, all participants have been placed in a listen only mode. The call will be open for your questions following the prepared remarks.

As a reminder, this conference call is being recorded, and the press release and slide presentation regarding the transaction are available at the Investor Relations section of each company’s website. The archive replay can be accessed there following the call. Before we begin, I kindly ask you to take a moment to read the Safe Harbor statement on slide two of the presentation. I’ll now turn the call over to Petros Pappas, Chief Executive Officer of Star Bulk. Please go ahead.

Petros Pappas: Thank you and good afternoon, everyone. With me on today’s call is Gary Vogel, CEO of Eagle Bulk, and additional members of both management teams. This transaction is a milestone for both of our companies.

We will start with a review of the key elements of the transaction, and then Gary and I will discuss the strategic and financial benefits of this merger in more detail. Please turn to slide three. This transaction will create a global leader in dry bulk shipping with a large, diversified and scrubber fitted fleet of 169 vessels. We believe the transaction will increase our ability to serve our customers with proven technical and commercial management expertise and deliver significant cost and revenue synergies to our shareholders.

Both companies intend to maintain their capital allocation strategies and dividend policies until close. Following the closing of the transaction, the combined company will maintain Star Bulk’s dividend policy. Additionally, the combined company will be an attractive investment platform with greater scale, facilitating increased share liquidity, making it more appealing to large shareholders looking to invest in dry bulk shipping. Moving on to the terms of the transaction.

This is an all-stock transaction, on a NAV to NAV basis with a combined market cap of approximately $2.1 billion. Each Eagle shareholders will receive 2.6211 Star Bulk shares per share of Eagle. After closing and conversion of the outstanding Eagle Bulk convertible, Star Bulk shareholders will own approximately 71% and Eagle shareholders will own approximately 29% of the combined company on a fully diluted basis.

As for leadership post close, I will continue to serve as CEO alongside the current Star Bulk management team and select executives of Eagle. We will add one current Eagle director to the Star Bulk board.

We will maintain Star Bulk’s headquarters in Greece as well as offices in key locations around the world. The combined company will operate under the Star Bulk name.

Finally, we expect to complete the merger in the first half of 2024, subject to approval by Eagle shareholders, regulatory requirements and other closing conditions. Let me now turn it over to Gary to say a few words.

Gary Vogel: Thank you, Petros. I echo your enthusiasm about this transaction and the excitement for the value we can unlock together. At Eagle, we’ve worked diligently to build a best-in-class active management commercial operation while remaining focused on a safe and efficient operation. At the same time, we’ve maintained a disciplined approach to capital allocation and a commitment to driving long-term shareholder value. Star Bulk shares these same principles.

In addition to a 17% premium, importantly, this transaction provides Eagle shareholders with the opportunity to participate in future upside through sizable ownership in the combined company. The combined company’s scale and earnings power positions it for growth and value creation. As Petros mentioned, the combined company will remain committed to returning significant capital to the shareholders and will have greater trading liquidity and enhanced prospects for growth.

From Eagle’s perspective, we’re excited to bring our active management approach to the combined company and benefit from Star Bulk’s best in class operations. The integrated platform of the combined company is what will tie our capabilities together and unlock greater value for all of our stakeholders. I’d like to thank my colleagues for their hard work and dedication to our customers and our company. And with that, I’ll turn the call back to Petros.

Petros Pappas: Thank you, Gary. Please turn to slide number four. At Star Bulk, we have been focused on growing the company in order to improve our shareholders’ liquidity. With a substantially higher market capitalization as a combined company and the share repurchase from Oaktree completed, we will further increase our size while growing trading liquidity and float. We will also be the largest U.S. listed dry bulk shipping company in terms of vessel count.

Please turn to slide five. Star Bulk has been actively renewing its fleet, focusing on reducing average aids and improving fleet efficiency. By merging with Eagle, we will bring together the scrubber fitted fleets of two best-in-class operators with Eagle’s 52 Supramax and Ultramax vessels, the combined company will have 169 owned vessels. Key to our combined fleet is that 97% of the vessels are equipped with scrubbers, which will further differentiate the company and offer a key competitive advantage in our industry.

Please turn to slide six. The combined teams will work hard to create the best-in-class operating platform, focusing on cost efficiency, commercial synergies and the needed investments to tackle the decarbonization challenge of the future. The management team will remain committed to efficiency without sacrificing health, safety and environmental protection.

As Gary mentioned, Eagle’s active management platform consistently delivers TCE outperformance in the Ultramax, Supramax sector. By combining our platforms, we have the potential to improve upon utilization and commercial performance in that vessel segment. A critical pillar of both companies’ ship management centers around safe, secure and quality operations. Star Bulk is consistently rated at the top amongst our listed peers in terms of Rightship Safety Score and the combined entity will continue to enjoy a leading sustainability position. Star Bulk and Eagle are focused on deploying carbon emissions reduction technology, and this will remain core to Star Bulk moving forward.

Please turn to slide seven. Given our respective assets and operational expertise, we have forecasted at least $50 million in annual cost and revenue synergies within 12 to 18 months following close.

We’re a leader in average daily OpEx and believe there is an opportunity to bring additional efficiency through this combination, including from benefits due to economies of scale. We will take advantage of our scale and know-how to reduce dry dock costs in the future. The sophisticated commercial operations of Eagle will allow us to increase the revenues of the Star Ultramax/Supramax fleet. This is in addition to substantial cost savings through a reduction of duplicative public company costs.

Please turn to slide eight. This synergy potential will strengthen the company’s financial position. Together, Star Bulk and Eagle have total liquidity of nearly $420 million as of the third quarter, a considerable step change in our cash position on a standalone basis. The company will also have a strong balance sheet with approximately 37% net leverage.

Combining Star Bulk and Eagle will cement our position as a leader in dry bulk shipping for years to come and will create additional value through scale, efficiency and financial strength. We’re excited to begin planning for the integration of the two companies to achieve these compelling synergies and deliver on our capital return goals.

We thank all of our colleagues, contractors and crew members for their hard work and commitment to health, safety, quality and environmental protection, which enables us to provide world class service to our customers. With that, we will open the call for questions.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions). Our first question will come from Amit Mehrotra with Deutsche Bank. Please go ahead.

Christopher Robertson: Hey, good afternoon, Petros and Gary. This is Chris Robertson on for Amit. Thanks for taking our questions.

Unidentified Speaker: Hi, Chris.

Hamish Norton: Hi, Chris.

Christopher Robertson: Yeah, guys, could you just remind us of the current total cash breakeven levels? What you expect that to be pro forma after the combination, and assuming that you’re able to realize the cost saving synergies, where do you think that shakes out in the future?

Simos Spyrou: Thank you, Chris. So, I’ll talk for Star Bulk at the beginning. At Star Bulk, our all-in breakeven cost comes to approximately $12,000 per day. And that basically includes OpEx of $4,800 per day, G&A of about $1,000 per day. Then we have dry dock provision of around $700 per day. And then we have interest and debt principal cost, which in total amounts to approximately $5,500 per day.

Now, it is our hope that, and goal, that post closing and after a certain period, we will try to align the OpEx also for the Eagle Bulk fleet and bring it close to the Star Bulk average operating cost. And furthermore, given that we will be adding 52 vessels in our platform, we will work hard to actually reduce the overall cost, OpEx cost, for the combined company.

Christopher Robertson: Got it. Makes sense. I guess given that both companies had relatively good scale here, just in terms of that 50 million synergy number, can you break that down? How much of that is assumed to be coming from the revenue side, from the Eagle platform versus how much in actual cost savings?

Hamish Norton: In terms of breaking down the synergies, I think you probably will have to wait till we file a proxy statement where we will lay that out in more detail. But the large majority of the synergies are reductions in cost per ship per day. That doesn’t necessarily mean reductions in total costs, but more efficiency from greater scale. There will be, we believe, some revenue synergies, but it’s the relatively small minority.

Christopher Robertson: Okay, that’s helpful, Hamish. One last question from us. Can you just talk about the longer-term strategy here in terms of the net leverage and the dividend strategy? I mean, 37% net leverage is still relatively low. Is there any chance or a goal to get to net-net neutral or zero over time?

Hamish Norton: Yeah, our goal is to reduce leverage over time, and we have been reducing leverage over time. As you’re undoubtedly aware, both we and Eagle, you know, took advantage of an opportunity to basically retire some of our shares below NAV and that we think was a good opportunity to take. And that increased the leverage of both companies, not dramatically, but somewhat. And I think we’re going back to reducing leverage over time.

Petros Pappas: I actually wanted to add a little bit on the synergies on the commercial side of Ultras and Supras. We all know that this type of vessels has a number of charters from various ports to various other ports. And therefore, a bigger number of Supras will allow us to get -- to have more vessels closer to the load port, which should be able to improve the average income. And of course, we will leverage a lot on the expertise of Eagle on this sector.

Gary Vogel: Yeah, this is Gary. Maybe I can just add to that. You know, in the active operator world, having more ships in a given area, like the U.S. Gulf, over a period of 10, 12 days gives us more opportunity to arbitrage between cargoes and using ships that are closer to the load ports and what have you. So, we think the incremental scale going from 52 to 80 Supramax/Ultramax vessels is really a step change in our ability to really extract more value on a per ship basis.

Petros Pappas: Yeah. I fully agree with Gary on this.

Christopher Robertson: All right, guys, well, congratulations on this announcement. It’s very positive for the space, I believe, and we’ll turn it over.

Gary Vogel: Thank you.

Petros Pappas: Thank you, Chris.

Operator: Our next question will come from Omar Nokta with Jefferies. Please go ahead.

Omar Nokta: Thank you. Hey, guys. Good afternoon. Good evening. Yeah, congratulations also from us on getting to this point. Obviously looks like a real opportunity to create a behemoth in the dry bulk space. I did want to maybe ask, and you sort of touched on this already in the presentation and in Chris’s question, but just in terms of the future and say for Star Bulk, is there any shift in strategy in how you operate the business? Whether it’s any sort of change in capital allocation, you obviously mentioned the leverage is fine, could go lower if you wanted. But in terms of maybe what Gary’s team brings to the fold a bit more of the trading element. Is that something that you can see Star Bulk adopting kind of fleet wide across the nearly 170 ships? Or do you kind of intend to maybe focus more of the trading within the mid-size Supramax segment?

Hamish Norton: Let me start with the capital allocation. Capital allocation policy is going to stay the same as Star Bulk’s capital allocation policy. And so, you know, you can basically count on that. And let me let Petros Pappas talk about actually the strategy of running the business.

Petros Pappas: On the Supramax side, we may change a bit our strategy and follow Eagle strategy on fixing vessels on voyage basis as well as on charter basis that we do today. But there is no major change of strategy overall. And it isn’t that it is a focus on Supras. If we find, at some point, a company that has Capes or Panamaxs, we could also proceed and merge with them.

But we thought that it was an important move for us because size matters. And as we said before, we think we’ll improve our G&A, our OpEx, and we think that we will improve our performance on the smaller size. But as I said, this is a merger with a Supra company, but we don’t rule out mergers with companies that actually manage bigger vessels in the future.

Omar Nokta: Got it. Thanks, Petros, and thanks, Hamish. And maybe just wanted to ask just sort of the particulars of the transaction coming together. Do both sets of shareholders need to vote on this? That’s one question. And is it just a simple majority needed for approval?

Hamish Norton: So, the Eagle shareholders will need to vote, and 50% of the shares need to vote in favor. The Star shareholders do not need to vote. And so, it will be just the one vote that’s required. And, as you say, simple majority.

Omar Nokta: Okay. And then I have to ask, but clearly, Eagle has two major shareholders. Any thoughts on where they stand? Any conversations that you’ve had with them on this deal?

Gary Vogel: This is Gary -- go ahead. Maybe I’ll start. This is Gary. We just announced this an hour ago, but having said that, I’m not going to get into discussions with individual shareholders, but we do believe that this transaction is in the interest of all of our shareholders. And I think the value proposition of creating the largest listed company and the synergy value proposition, we think all of our shareholders will see the value of that and supporting this transaction.

Omar Nokta: Well, very good. Thanks, Gary. And thanks, guys. Congrats again.

Petros Pappas: Thank you.

Hamish Norton: Thanks, Omar.

Operator: Our next question comes from Nathan Ho with Bank of America. Please go ahead.

Nathan Ho: Hey, good evening, team. Congratulations on the deal. I guess my first question is just on the fleet renewal side, and maybe just give us an update on how the fleet would look as the pro forma combined entity age-wise and how you’re thinking about potentially managing that in the future. Are we going to maybe see from a shift from a more acquisitory kind of stance to maybe a more disposal driven?

Petros Pappas: Our average age, I think it’s around 11 years. And Eagle’s is around 10 years or so, or a bit less. So, the average of the new fleet is going to be about 10.5 years. Going forward, please note that we have ordered three Kamsarmax new buildings.

Plus, we have seven chartered in new buildings, six of which we will be taking delivery of this year. So, these are the immediate plans going forward. We will see how things go. We do not yet know which is the fuel of the future, and depending on developments, we will formulate our strategy.

Nathan Ho: Perfect. Thank you. And maybe just a follow up on the cost synergy side, an NAV to NAV kind of transactions. And given the fact that as a combined fleet, it’s 97% scrubber fitted, would you mind just giving us a little bit more on where exactly you see that kind of cost upside? Are there potentially benefits on the financing side for us to also think about?

Hamish Norton: There are a lot of combined synergies, right. Star Bulk’s operating cost per vessel per day is quite low and among the lowest in the industry. And we think we can bring that benefit to the Eagle fleet. By growing the fleet, you inevitably reduce overhead G&A per ship per day simply because you’re not increasing the cost of the management operation as fast as you’re increasing the fleet.

And we also believe that we will save money in dry docking because of the larger fleet. We’ll save some money in operating expense of our existing fleet because of the larger fleet and our market power. And of course, then we think there will be revenue synergies, where we take advantage of Eagle’s commercial operations. Did that get what you were trying to get at?

Nathan Ho: Sure, that helps. Thanks, Hamish. And I think there was also a mention about potentially being open to future opportunities for larger managers. Well, managers of larger ships. Maybe talk about how you see your ship count trending over, say, like the next few years? Obviously, this puts you in the leadership position within the dry bulk space. Should we expect, I guess, a continued focus on expanding the scale and sort of driving further benefits through these similar synergies and similar opportunities?

Hamish Norton: Look, I think we’re always looking at growth, but I think this is a meal we’re going to have to digest for a while. We want to make sure that we preserve the best of Eagle and combine it with the best of Star. And we don’t want to bite off more than we can chew, basically. But I think over time, we will try to grow.

Nathan Ho: Perfect. Thank you so much.

Operator: Our next question will come from Sherif Elmaghrabi with BTIG. Please go ahead.

Sherif Elmaghrabi: Hey, thanks for taking my question. So, just one from me. The deal is closing in the first half of next year. What drove the decision to keep Eagle’s dividend? Isn’t that one or two quarters of cash that could be added to Star Bulk’s liquidity position post deal?

Hamish Norton: Well, Gary, do you want to talk about that?

Gary Vogel: Yeah, sure. I mean, I think it’s important to state that until the approval, and more important, until the closing right, that these companies will operate as Eagle and as Star Bulk. And so, we each have dividend policies that we intend to return capital to shareholders. So, I think it would be, you know, inappropriate, let’s say, to stop that from Eagle prior to the merger. And so, our shareholders are able to count on our policy, which is clear, concise, and I think the same could be said for Star Bulk as well.

Sherif Elmaghrabi: Ok, thanks very much.

Operator: Our next question comes from Liam Burke with B. Riley. Please go ahead.

Liam Burke: Yes, thank you. I know you can’t get into the more detail and you’re pretty much limited to the press release, but how far along have you gone to filling the management positions with the combined Eagle and Star Bulk management teams?

Hamish Norton: We are really only just beginning the process and I think we’re going to combine the best of both companies and we’re going to be working with Gary and his team at Eagle to figure all that out.

Liam Burke: Okay, and was there any thought to putting a collar on the all-stock deal, or you’re comfortable with just the current ratio here?

Hamish Norton: This is a situation where I think both we and Eagle are pretty sure of what our companies are worth, and we didn’t see the need to put a collar on the share prices because basically we have a high confidence that we understand the value ourselves.

Liam Burke: Great. Thank you, Hamish.

Operator: (Operator Instructions). Our next question comes from Poe Fratt with AGP. Please go ahead.

Poe Fratt: Good evening. I had two areas that I’d like to ask questions. One is if I do the back of the envelope calculation on the difference between Eagle Bulk’s cost structure and Star Bulk’s, I’m coming to about $1,200 on OpEx that you might be able to save, and then about $900 or maybe even $1,000 on the G&A side.

So, total cost savings of about just over $2,000, I guess, $2,250 a day. That would lead me to calculate the total cost savings just on the G&A and the OpEx in the 42 to 43 million range. Can you just comment on whether that’s in the ballpark?

Hamish Norton: Well, I mean, I think we’ve disclosed that we think that total synergies are going to be at least 50 million. So, you’re in the right order of magnitude.

Poe Fratt: And then, Hamish, if you could talk about the dividend policy. As I recall, there’s a cash reserve per vessel that you have before you actually calculate what dividend you’re going to pay out. And intuitively with the larger fleet, I would think that you might be able to lower that cash reserve per vessel moving forward as you look at your dividend policy. Any thoughts on that?

Hamish Norton: Well, I mean that a question of whether we want to open up that debate with our board. Again, our board put a lot of thought into the cash reserve and I don’t think we’re going to change it anytime soon but that is always something that the Board can do.

Poe Fratt: Okay, and great. And could you just talk about how you calculated, or maybe how you calculated, the ratio 2.6211. If I look at the last 12 months, it looks like Eagle’s traded at an average of about 2.4 times Star Bulk shares. Could you just talk about how you calculated the ratio?

Hamish Norton: Sure. Basically, we think we understand what our ships are worth. We think we understand what liabilities we’ve got. This is through both companies. And we were pretty confident that we could set a fair exchange ratio between us without reference to trading history. Because frankly the public markets we think much of the time do not really understand the values of dry bulk companies.

We do hope to change that through being large enough to make it more efficient for people to spend the time to understand the value. That’s one of the benefits of large size.

Poe Fratt: Great. Congratulations and thanks for your time.

Hamish Norton: Thank you.

Petros Pappas: Thank you.

Operator: Thank you, and we have no further questions in queue at this time. I’ll now turn the call back to Petros Pappas for any additional or closing remarks.

Petros Pappas: No further remarks, Operator. Thank you very much and good night.

Operator: And this does conclude today’s call. We thank you for your participation. You may disconnect at any time.

Important Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Star Bulk and Eagle. In connection with the proposed transaction, Star Bulk intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a proxy statement of Eagle that also constitutes a prospectus of Star Bulk. Star Bulk and Eagle may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus, Form F-4 or any other document which Star Bulk or Eagle may file with the SEC. Investors and security holders of Star Bulk and Eagle are urged to read the proxy statement/prospectus, Form F-4 and all other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Star Bulk, Eagle, the transaction and related matters. Investors will be able to obtain free copies of the proxy statement/prospectus and Form F-4 (when available) and other documents filed with the SEC by Star Bulk and Eagle through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Star Bulk will be made available free of charge on Star Bulk’s investor relations website at https://www.starbulk.com/gr/en/ir-overview/. Copies of documents filed with the SEC by Eagle will be made available free of charge on Eagle’s investor relations website at https://ir.eagleships.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Bulk, Eagle and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Eagle securities in connection with the proposed transaction. Information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Form F-4 and proxy statement/prospectus regarding the proposed transaction (when available) and other relevant materials to be filed with the SEC by Star Bulk and Eagle. Information regarding Star Bulk’s directors and executive officers is available in Part I. Item 6. Directors, Senior Management and Employees of Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on March 7, 2023. Information regarding Eagle’s directors and executive officers is available in the sections entitled Corporate Governance—The Board of Directors and “Executive Officers” of Eagle’s proxy statement relating to its 2023 annual meeting of shareholders filed with the SEC on April 27, 2023. These documents will be available free of charge from the sources indicated above.

Use of Non-GAAP Financial Measures

This communication includes certain non-GAAP financial measures as defined under SEC rules. These non-GAAP financial measures include and reflect managements’ current expectations and beliefs regarding the potential benefits of the proposed transaction. Star Bulk and Eagle believe that the presentation of these non-GAAP measures provides information that is useful to Star Bulk’s and Eagle’s shareholders. These non-GAAP measures should be considered in addition to, not as a substitute for, or superior to other measures of financial performance prepared in accordance with GAAP as more fully discussed in Star Bulk’s and Eagle’s respective financial statements and filings with the SEC. As used herein, “GAAP” refers to accounting principles generally accepted in the United States of America.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended.  Star Bulk and Eagle have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates.  Forward-looking statements in this communication include without limitation, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Star Bulk’s, Eagle’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of the completion of the proposed transaction.  Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the proposed transaction; uncertainties as to the approval of Eagle’s shareholders required in connection with the proposed transaction; uncertainties as to the approval and authorization by Eagle’s shareholders of the issuance of common stock of Eagle in connection with Eagle’s convertible notes; the possibility that a competing proposal will be made; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the proposed transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; risks related to the proposed transaction diverting management’s attention from Star Bulk’s and Eagle’s ongoing business operations; the possibility that the expected synergies and value creation from the proposed transaction will not be realized, or will not be realized within the expected time period; risks related to Star Bulk’s ability to successfully integrate Eagle’s operations and employees; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that the anticipated tax treatment of the proposed transaction between Star Bulk and Eagle is not obtained; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the proposed transaction; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in Star Bulk’s and Eagle’s filings with the SEC, including in “Part I. Item 3. Key Information D. Risk Factors” of Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, “Part I. Item 1A. Risk Factors” of Eagle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as updated by the risks described in Part II. Item 1A. Risk Factors” of Eagle’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023, and Star Bulk’s subsequent current reports on Form 6-K. You can obtain copies of these documents free of charge from the sources indicated above. Neither Star Bulk nor Eagle undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.